July 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	LogicMark, Inc.

File No. 333-279133

Registration Statement on Form S-1, as amended

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 10, 2024, in which we requested the acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), for July 11, 2024, at 5:00 p.m. Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that the Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions or comments concerning this request to Sullivan & Worcester LLP, counsel to LogicMark, Inc., by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038.

Sincerely,

LogicMark, Inc.

By:	/s/ Mark Archer
Mark Archer
Chief Financial Officer

cc:	Chia-Lin Simmons, LogicMark, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP